601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

July 22, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur Sandel

Re:	John Deere Receivables LLC (the “Registrant”) Registration Statement on Form SF-3 filed June 4, 2025 File No. 333-287776

Ladies and Gentlemen:

This letter is provided on behalf of John Deere Receivables LLC (the “Depositor”) in response to the letter dated June 30, 2025 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission in connection with the above-referenced registration statement and the filing of Amendment No. 1 to Form SF-3 Registration Statement with respect thereto.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

General

1.	Please confirm that the depositor and any issuing entities previously established, directly or indirectly by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response: We hereby confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

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July 22, 2025

Risk Factors

Risks Related to Legal and Regulatory Matters that Impact the Transaction

JDCC and its affiliates must comply with governmental laws and regulations that are subject to change and involve significant costs, page 25

2.	We note your description of risks presented by certain regulatory provisions, including a discussion of "ongoing rulemaking" by federal regulatory agencies to implement provisions of the Dodd-Frank Act and your statement that the "full impact of the Dodd-Frank Act... will not be known until such rulemaking has been completed and implemented." We also note, however, that, as of the adoption and implementation of Securities Act Rule 192 addressing conflicts of interest in certain securitizations, the applicable Dodd-Frank Act rules have all been adopted and implemented. Please revise your disclosure to reflect the current status of these rules and describe the specific risks presented by them.

Response: We have removed this portion of the disclosure on pg. 25 of the amended prospectus accordingly and have addressed Rule 192, specifically, separately therein.

The Depositor, The Sponsor and Servicer

John Deere Receivables LLC, page 33

3.	We note your bracketed disclosure for the "Eligible Vertical Interest Option" that the sponsor intends to satisfy its risk retention obligation under Regulation RR by causing the depositor to retain an eligible vertical interest in the form of [•]% of each class of notes. Please revise as necessary to clarify that any retained vertical interest will equal at least 5%, consistent with the descriptions of the "Combination Vertical and Horizontal Interest Option" and the "Eligible Horizontal Residual Interest Option."

Response: We have revised the disclosure for the “Eligible Vertical Interest Option” on page 62 of the amended prospectus to clarify that any retained vertical interest will equal at least 5%.

July 22, 2025

Description of the Transfer and Servicing Agreements, page 80

4.	We note your statements here and elsewhere throughout the prospectus that certain disclosure included in the prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the applicable transaction documents. As you are responsible for the accuracy and completeness of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable documents for a more complete discussion, the description of the material terms of such documents must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.

Response: We have revised this disclosure on pg. 80 of the amended prospectus to remove any qualifying language with respect to the amended prospectus and underlying provisions in the operative transaction documents, consistent with market precedent.

Underwriting, page 109

5.	We note your disclosure on page 110 that the underwriters may create a short position in the offered notes or may reduce that short position by purchasing the offered notes in the open market. We also note the disclaimer that neither the depositor nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice. Please explain how this disclosure is consistent with Securities Act Rule 192 or revise the disclosure to qualify it as subject to applicable law, including Rule 192.

Response: We have revised the disclosure on pg. 110 of the amended prospectus to qualify it as subject to applicable law, including Securities Act Rule 192.

We hope that the foregoing have been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (212) 341-7740.

Sincerely,

/s/ David Kobray
David Kobray

cc:	Edward R. Berk, John Deere Receivables LLC

Tracey Pustelnik, John Deere Receivables LLC